Electric Playhouse NV LLC (the "Company") a Delaware

Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet

Electric Playhouse - Las Vegas

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
11240 Business Checking - EP NV LLC	72,861.81
11900 Petty Cash	1,106.00
Total for Bank Accounts	**$73,967.81**
Accounts Receivable	
13000 Accounts Receivable	
Total for Accounts Receivable	**0**
Other Current Assets	
12001 Deposit Receivables - Clover/Peek	469.76
14000 Prepaid Assets	91,947.00
Total for Other Current Assets	**$92,416.76**
Total for Current Assets	**$166,384.57**
Fixed Assets	
17000 Leasehold Improvements	5,047,214.55
17100 Computers & Equipment	934,208.00
17500 Accumulated depreciation	-299,900.44
Total for Fixed Assets	**$5,681,522.11**
Other Assets	
18200 Start up Expenses	1,176,068.62
18500 Security Deposit	45,874.00
Total for Other Assets	**$1,221,942.62**
Total for Assets	**$7,069,849.30**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	3,401,665.30
Total for Accounts Payable	**$3,401,665.30**
Credit Cards	
21000 Credit Card	18,697.47
Total for Credit Cards	**$18,697.47**
Other Current Liabilities	
23000 Payroll Liabilities	0
23300 Health Insurance Payable	
23500 Tips Payable	5,873.24
23600 Garnishment - Child Support	

Balance Sheet

Electric Playhouse - Las Vegas

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for 23000 Payroll Liabilities	**$5,873.24**
23900 Due to Electric Playhouse	0
23905 Due to EP-INC	4,814,809.92
23906 Due from EP-INC	-3,177,833.75
Total for 23900 Due to Electric Playhouse	**$1,636,976.17**
24000 Sales Tax Payable	14,995.09
26100 Accrued Payroll	35,698.23
26300 Ticket Royalty	594,848.25
27000 Deferred Revenue	$74,171.72
27001 Deferred Revenue - Triple Seat	37,646.55
Total for 27000 Deferred Revenue	**$111,818.27**
Clover Tips	
Total for Other Current Liabilities	**$2,400,209.25**
Total for Current Liabilities	**$5,820,572.02**
Long-term Liabilities	
Total for Liabilities	**$5,820,572.02**
Equity	
32000 Retained Earnings	-97,606.75
Net Income	-1,574,376.30
32400 Additional Paid-In-Capital	$2,510,000.00
32405 Additional Paid-In-Capital - (WeFunder)	90,150.00
32406 Additional Paid-In-Capital (Rescue Plan Investment)	321,110.33
Total for 32400 Additional Paid-In-Capital	**$2,921,260.33**
Total for Equity	**$1,249,277.28**
Total for Liabilities and Equity	**$7,069,849.30**

Electric Playhouse - Las Vegas

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11240 Business Checking - EP NV LLC	7,595.11
Total Bank Accounts	**$7,595.11**
Other Current Assets	
14000 Prepaid Assets	91,947.00
Total Other Current Assets	**$91,947.00**
Total Current Assets	**$99,542.11**
Fixed Assets	
17000 Leasehold Improvements	5,043,037.94
17100 Computers & Equipment	701,938.99
Total Fixed Assets	**$5,744,976.93**
Other Assets	
18200 Start up Expenses	66,013.55
18500 Security Deposit	45,874.00
Total Other Assets	**$111,887.55**
TOTAL ASSETS	**$5,956,406.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
21000 Credit Card	1,099.10
Total Credit Cards	**$1,099.10**
Other Current Liabilities	
23900 Due to Electric Playhouse	
23905 Due to EP-INC	5,962,764.24
23906 Due from EP-INC	-2,085,000.00
Total 23900 Due to Electric Playhouse	**3,877,764.24**
Total Other Current Liabilities	**$3,877,764.24**
Total Current Liabilities	**$3,878,863.34**
Total Liabilities	**$3,878,863.34**
Equity	
32000 Retained Earnings	0.00
32400 Additional Paid-In-Capital	2,085,000.00
32405 Additional Paid-In-Capital - (WeFunder)	90,150.00
Total 32400 Additional Paid-In-Capital	**2,175,150.00**

Electric Playhouse - Las Vegas

Balance Sheet

As of December 31, 2023

	TOTAL
Net Income	-97,606.75
Total Equity	**$2,077,543.25**
TOTAL LIABILITIES AND EQUITY	**$5,956,406.59**

Profit and Loss

Electric Playhouse - Las Vegas

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
40000 Income	0
40100 Immersive Dinners	91,359.82
40101 Birthday Party Sales	45,904.18
40102 Corporate Party/Catering and Events	99,637.38
40130 General Admission	206,663.84
40160 Special Events	0
40161 Yoga	329.84
40164 Other	806.26
Total for 40160 Special Events	**$1,136.10**
Total for 40000 Income	**$444,701.32**
41000 F&B Sales	0
41001 Restaurant Food Sales	16,088.04
41060 Alcohol Sales	11,721.95
Total for 41000 F&B Sales	**$27,809.99**
41600 Discounts	-715.02
Clover Discounts Given	
Clover Sales	
Services	
Total for Income	**$471,796.29**
Cost of Goods Sold	
50000 Cost of goods sold	0
52000 Merchandise	11.91
52002 Special Events	$31,203.64
52021 Yoga	200.00
Total for 52002 Special Events	**$31,403.64**
52003 Food and Beverage	60,542.96
52004 Alcohol	9,234.45
52005 Paper and Packaging	2,047.25
Total for 50000 Cost of goods sold	**$103,240.21**
Total for Cost of Goods Sold	**$103,240.21**
Gross Profit	**$368,556.08**
Expenses	
61000 Administrative	0
61010 Bank Charges & Fees	1,129.49
61020 Merchant Fees	0
61021 Merchant Fees - Peek	26,977.70
61022 Merchant Fees - Triple Seat	4,088.88
Total for 61020 Merchant Fees	**$31,066.58**

Profit and Loss

Electric Playhouse - Las Vegas

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
61300 Taxes & Licenses	2,988.98
61400 Dues & subscriptions	3,672.47
61500 Postage & Shipping	3,557.30
61900 Other Business Expenses	
67000 Travel	42,241.74
67100 Meals & Entertainment	122.64
68020 Software Subscriptions	8,679.23
Total for 61000 Administrative	**$93,458.43**
62000 Supplies & Equipment	$482.24
62020 Supplies & Materials - Restaura	15,175.07
62090 Office Supplies	144.90
62091 Cash Over/Under - Petty Cash	53.46
62300 Equipment or Space Rental	22,878.25
62401 License Fee	1,428.05
62910 Repairs & maintenance	3,023.74
68040 Computer Equipment	495.59
68500 Uniforms	413.40
Total for 62000 Supplies & Equipment	**$44,094.70**
63000 Salaries & Wages	0
63100 Payroll Expenses	0
63110 Wages	298,947.44
63120 Taxes	38,462.95
63130 Tips	
Total for 63100 Payroll Expenses	**$337,410.39**
63200 Company Contributions	0
63210 Health Insurance Contributions	9,180.07
Total for 63200 Company Contributions	**$9,180.07**
63300 Contractors	7,621.29
63600 Professional Development-Traini	70.00
63900 Reimbursements	-241.69
Total for 63000 Salaries & Wages	**$354,040.06**
64000 Advertising & marketing	0
64200 Marketing	107,239.71
64400 Printing	896.42
Total for 64000 Advertising & marketing	**$108,136.13**
65000 Professional Services	$2,696.00
65110 Legal Fees	24,160.69
Total for 65000 Professional Services	**$26,856.69**

Profit and Loss

Electric Playhouse - Las Vegas

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
66000 Facility	0
66001 Rent & Lease	890,545.04
66300 Janitorial	14,712.45
66400 Utilities	0
66430 Gas	3,026.05
66500 Phone/Internet	1,947.77
Total for 66400 Utilities	**$4,973.82**
66600 Security	5,583.76
Total for 66000 Facility	**$915,815.07**
69000 Interest Expense	2,806.03
Total for Expenses	**$1,545,207.11**
Net Operating Income	**-$1,176,651.03**
Other Income	
92000 Other Income	300.00
Total for Other Income	**$300.00**
Other Expenses	
62800 Depreciation Expense	299,900.44
93001 Rescue Investor Equity Issuance Expense	98,124.83
Total for Other Expenses	**$398,025.27**
Net Other Income	**-$397,725.27**
Net Income	**-$1,574,376.30**

Electric Playhouse - Las Vegas

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
66000 Facility	
66001 Rent & Lease	91,747.00
Total 66000 Facility	**91,747.00**
68600 Start Up Costs	0.00
Total Expenses	**$91,747.00**
NET OPERATING INCOME	**$ -91,747.00**
Other Expenses	
93000 Other Non-Operating Expenses	5,859.75
Total Other Expenses	**$5,859.75**
NET OTHER INCOME	**$ -5,859.75**
NET INCOME	**$ -97,606.75**

Electric Playhouse - Las Vegas

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,574,376.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13000 Accounts Receivable	0.00
12001 Deposit Receivables - Clover/Peek	-469.76
14000 Prepaid Assets	0.00
17500 Accumulated depreciation	299,900.44
20000 Accounts Payable	3,401,665.30
21000 Credit Card	17,598.37
23300 Payroll Liabilities:Health Insurance Payable	0.00
23500 Payroll Liabilities:Tips Payable	5,873.24
23600 Payroll Liabilities:Garnishment - Child Support	0.00
23905 Due to Electric Playhouse:Due to EP-INC	-1,147,954.32
23906 Due to Electric Playhouse:Due from EP-INC	-1,092,833.75
24000 Sales Tax Payable	14,995.09
26100 Accrued Payroll	35,698.23
26300 Ticket Royalty	594,848.25
27000 Deferred Revenue	74,171.72
27001 Deferred Revenue:Deferred Revenue - Triple Seat	37,646.55
Clover Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,241,139.36**
Net cash provided by operating activities	**$666,763.06**
INVESTING ACTIVITIES	
17000 Leasehold Improvements	-4,176.61
17100 Computers & Equipment	-232,269.01
18200 Start up Expenses	-1,110,055.07
Net cash provided by investing activities	**$ -1,346,500.69**
FINANCING ACTIVITIES	
32400 Additional Paid-In-Capital	425,000.00
32406 Additional Paid-In-Capital:Additional Paid-In-Capital (Rescue Plan Investment)	321,110.33
Net cash provided by financing activities	**$746,110.33**
NET CASH INCREASE FOR PERIOD	**$66,372.70**
Cash at beginning of period	7,595.11
CASH AT END OF PERIOD	**$73,967.81**

Electric Playhouse - Las Vegas

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-97,606.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14000 Prepaid Assets	-91,947.00
20000 Accounts Payable	0.00
21000 Credit Card	1,099.10
23905 Due to Electric Playhouse:Due to EP-INC	5,783,336.84
23906 Due to Electric Playhouse:Due from EP-INC	-950,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,742,488.94**
Net cash provided by operating activities	**$4,644,882.19**
INVESTING ACTIVITIES	
17000 Leasehold Improvements	-4,865,266.95
17100 Computers & Equipment	-701,938.99
18200 Start up Expenses	-64,357.14
18500 Security Deposit	-45,874.00
Net cash provided by investing activities	**$ -5,677,437.08**
FINANCING ACTIVITIES	
32400 Additional Paid-In-Capital	950,000.00
32405 Additional Paid-In-Capital:Additional Paid-In-Capital - (WeFunder)	90,150.00
Net cash provided by financing activities	**$1,040,150.00**
NET CASH INCREASE FOR PERIOD	**$7,595.11**
CASH AT END OF PERIOD	**$7,595.11**

Electric Playhouse NV LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Opening Balance Equity	—	—
Retained Earnings	(97,606.75)	0.00
Net Income (Loss)	(1,574,376.30)	(97,606.75)
Additional Paid-In Capital	2,510,000.00	2,085,000.00
WeFunder Capital	90,150.00	90,150.00
Rescue Plan Investment	321,110.33	—
Total Equity	**1,249,277.28**	**2,077,543.25**

Electric Playhouse NV LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Electric Playhouse NV LLC (the "Company") is a company organized on September 1, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.